UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 16)1

Catalyst Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

14888D208
(CUSIP Number)

JULIAN D. SINGER JDS1, LLC 2200 Fletcher Avenue, Suite 501 Fort Lee, New Jersey 07024 (201) 592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 󠄀󠄠

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

___________________

1        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON JDS1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,247,442
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,247,442

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,247,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%2

14	TYPE OF REPORTING PERSON*
OO

___________________

2 The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based upon 31,477,053 shares of Common Stock outstanding, which is the total number of Shares outstanding as of July 15, 2022, as reported by the Issuer in its proxy statement filed with the Securities and Exchange Commission on July 19, 2022.

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON CCUR Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER 1,115,865

	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,115,865

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,115,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%

14	TYPE OF REPORTING PERSON*
CO

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON CIDM II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER 1,115,865

	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,115,865

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,115,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%

14	TYPE OF REPORTING PERSON*
OO

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON Julian D. Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,247,442
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,247,442

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,247,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON David S. Oros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 388,600

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
388,600
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
388,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%

14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON Shelly C. Lombard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON Matthew Stecker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON Igor Volshteyn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

The following constitutes Amendment No. 16 (the “Amendment No. 16”) to the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) by JDS1, LLC, a Delaware limited liability company (“JDS1”), and other Reporting Persons named herein on July 23, 2019 (as amended by Amendment No. 1 filed on December 31, 2019, Amendment No. 2 filed on January 17, 2020, Amendment No. 3 filed on October 25, 2021, Amendment No. 4 filed on January 5, 2022, Amendment No. 5 filed on January 27, 2022, Amendment No. 6 filed on February 23, 2022, Amendment No. 7 filed on February 28, 2022, Amendment No. 8 filed on March 7, 2022, Amendment No. 9 filed on March 16, 2022, Amendment No. 10 filed on April 21, 2022, Amendment No. 11 filed on May 2, 2022, Amendment No. 12 filed on May 10, 2022, Amendment No. 13 filed on May 25, 2022, Amendment No. 14 filed on June 17, 2022, and Amendment No. 15 filed on July 22, 2022 (the “Schedule 13D”) relating to the common stock (CUSIP Number: 14888D208), par value $0.001 per share (the “Shares” or the “Common Stock”), of Catalyst Biosciences, Inc., a Delaware corporation (the “Company” or the “Issuer”). This Amendment No. 16 amends the Schedule 13D as specifically set forth herein. Except as specifically provided herein, this Amendment No. 16 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby amended to add the following:

As further described in Item 4, JDS1 has withdrawn its nominations of Shelly C. Lombard, Matthew Stecker, and Igor Volshteyn for election to the Board of Directors of the Issuer (the “Board”) at the Issuer’s 2022 annual meeting of stockholders (the “Annual Meeting”) and, in connection therewith, has terminated its solicitation of proxies to elect Ms. Lombard and Messrs. Stecker and Volshteyn to the Board at the Annual Meeting. In furtherance thereof, on August 3, 2022, the Reporting Persons terminated the Joint Filing and Solicitation Agreement dated March 7, 2022 (the “Joint Filing and Solicitation Agreement”), as further described in Item 6 to the Schedule 13D. Accordingly, immediately upon execution of the termination of the Joint Filing and Solicitation Agreement, Ms. Lombard and Messrs. Stecker and Volshteyn have ceased to be members of the Section 13(d) group. Immediately upon the filing of this Amendment No. 16, Ms. Lombard and Messrs. Stecker and Volshteyn shall cease to be Reporting Persons hereunder. The remaining Reporting Persons will continue filing, as a Section 13(d) group, statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. As further described in Item 6 to the Schedule 13D, on August 3, 2022, each of the remaining Reporting Persons entered into a new Joint Filing Agreement dated August 3, 2022, a copy of which is filed hereto as Exhibit 99.2.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended to add the following:

On August 3, 2022, JDS1 withdrew its nominations of Shelly C. Lombard, Matthew Stecker, and Igor Volshteyn for election to the Board at the Annual Meeting and its non-binding business proposal requesting that the Board take action to declassify the Board. In connection therewith, JDS1 and the other Reporting Persons have terminated their solicitation of proxies to elect Ms. Lombard and Messrs. Stecker and Volshteyn to the Board at the Annual Meeting. JDS1’s withdrawal of its director nominations and non-binding business proposal, and the Reporting Persons’ termination of their solicitation of proxies at the Annual Meeting, is not pursuant to any agreement, arrangement, or understanding with the Issuer or any other person.

As previously disclosed, on July 21, 2022, at the suggestion of another large stockholder of the Issuer, a representative of JDS1 telephoned a representative of the Issuer to see if there was a possibility of restarting settlement discussions and to discuss a settlement framework, which included, among other terms, securing a commitment from the Issuer to distribute a sum certain amount of cash to the Issuer’s stockholders within a fixed period of time. In addition, JDS1 contemplated that such settlement

CUSIP NO. 14888D208

discussions would resolve all of the other open issues between JDS1 and the Issuer, including JDS1’s then-pending proxy contest at the 2022 Annual Meeting and the two litigation matters that JDS1 has brought against the Issuer that are currently pending in the Delaware Court of Chancery. While JDS1 exchanged draft settlement agreements with the Issuer and discussions took place between JDS1’s representatives and the Issuer’s representatives, such discussions did not result in any consensus being reached as to a settlement framework. While it remains possible that settlement discussions could resume at some point in the future, as of the date hereof, JDS1 is no longer in settlement discussions with the Issuer.

As previously disclosed, on May 23, 2022, the Issuer publicly disclosed that, on May 19, 2022, it had entered into and closed on an Asset Purchase Agreement (the “Purchase Agreement”) with Vertex Pharmaceuticals Incorporated (the “Purchaser”), pursuant to which the Purchaser acquired the Issuer’s complement portfolio, including CB 2782-PEG and CB 4332, as well as its complement-related intellectual property for $60 million in cash, with $5 million retained by the Purchaser as a hold-back until one year after the closing to satisfy certain post-closing indemnification obligations (the “Transaction”). As previously disclosed, on June 15, 2022, JDS1 filed a complaint in the Delaware Court of Chancery against the Issuer and all of the incumbent members of the Board (collectively, the “Director Defendants”) seeking declaratory, injunctive, and equitable relief and damages under Section 271 of the Delaware General Corporation Law (the “DGCL”) and Delaware fiduciary duty law. JDS1’s complaint alleges, among other things, that the Issuer violated Section 271 of the DGCL when on May 19, 2022, the Issuer, without seeking any vote of the Issuer’s stockholders, entered into and closed on the Purchase Agreement. JDS1’s complaint also alleges that the Director Defendants breached their fiduciary duties by, among other allegations, knowingly failing to obtain a stockholder vote, as required by Section 271 of the DGCL, for the Transaction which JDS1 contends constituted a sale of substantially all of the assets of the Issuer. With JDS1’s proxy contest against the Issuer now withdrawn, JDS1 plans to focus its efforts and resources on pursuing this litigation.

Except as set forth in the Schedule 13D or such as would occur upon or in connection with completion of, or following, any of the actions discussed in the Schedule 13D, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, the price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and/or the Board, engaging in communications with one or more stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making suggestions and/or proposals concerning the Issuer’s capitalization, uses of its cash, including the distribution of cash to the Issuer’s stockholders, ownership structure, operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, opportunities to unlock shareholder value, the structure and composition of the Board, and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer, selling some or all of their Shares in the open market or otherwise, engaging in short selling of or any hedging or similar transaction with respect to the Shares, acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 14888D208

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported as owned by each Reporting Person is based upon 31,477,053 Shares outstanding, which is the total number of Shares outstanding as of July 15, 2022, as reported by the Issuer in its proxy statement filed with the SEC on July 19, 2022.

As of the close of business on August 2, 2022, the Reporting Persons beneficially owned, in the aggregate, 2,636,042 Shares, representing approximately 8.4% of the issued and outstanding Shares.

A.	JDS1
(a)	As of the close of business on August 2, 2022, JDS1 may be deemed the beneficial owner of 2,247,442 Shares comprised of (i) the 1,131,577 Shares beneficially owned and held directly by JDS1, and (ii) as an affiliate of CCUR, the 1,115,865 Shares beneficially owned and held directly by CCUR.

Percentage: 7.1%

(b)	1.	Sole power to vote or direct the vote: 0
2.	Shared power to vote or direct the vote: 2,247,442
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 2,247,442
(c)	JDS1 has not entered into any transactions in the Shares since the filing of Amendment No. 15 to the Schedule 13D.
B.	CCUR
(a)	As of the close of business on August 2, 2022, CCUR beneficially owned 1,115,865 Shares, which Shares are held directly by CCUR.

Percentage: 3.5%

(b)	1.	Sole power to vote or direct the vote: 0
2.	Shared power to vote or direct the vote: 1,115,865
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 1,115,865
(c)	CCUR has not entered into any transactions in the Shares since the filing of Amendment No. 15 to the Schedule 13D.

CUSIP NO. 14888D208

C.	CIDM II
(a)	As of the close of business on August 2, 2022, CIDM II, as the asset manager to CCUR, may be deemed the beneficial owner of the 1,115,865 Shares beneficially owned by CCUR.

Percentage: 3.5%

(b)	1.	Sole power to vote or direct the vote: 0
2.	Shared power to vote or direct the vote: 1,115,865
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 1,115,865
(c)	CIDM II has not entered into any transactions in the Shares since the filing of Amendment No. 15 to the Schedule 13D.
D.	Julian D. Singer
(a)	As of the close of business on August 2, 2022, Mr. Singer, as the managing member of JDS1 and CIDM II, may be deemed the beneficial owner of 2,247,442 Shares. Mr. Singer does not own any Shares directly.

Percentage: 7.1%

(b)	1.	Sole power to vote or direct the vote: 0
2.	Shared power to vote or direct the vote: 2,247,442
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 2,247,442
(c)	Mr. Singer has not entered into any transactions in the Shares since the filing of Amendment No. 15 to the Schedule 13D.
E.	David S. Oros
(a)	As of the close of business on August 2, 2022, Mr. Oros beneficially owned 388,600 Shares, which Shares are held directly by him.

Percentage: 1.2%

(b)	1.	Sole power to vote or direct the vote: 388,600
2.	Shared power to vote or direct the vote: 0
3.	Sole power to dispose or direct the disposition: 388,600
4.	Shared power to dispose or direct the disposition: 0

CUSIP NO. 14888D208

(c)	Mr. Oros has not entered into any transactions in the Shares since the filing of Amendment No. 15 to the Schedule 13D.
F.	Ms. Lombard and Messrs. Stecker and Volshteyn
(a)	As of the close of business on August 2, 2022, none of Ms. Lombard and Messrs. Stecker and Volshteyn beneficially owned any Shares.

Percentage: 0%

(b)	1.	Sole power to vote or direct the vote: 0
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 0
(c)	Ms. Lombard and Messrs. Stecker and Volshteyn have not entered into any transactions in the Shares since the filing of Amendment No. 15 to the Schedule 13D.
G.	The persons identified on Schedule A

To the knowledge of the Reporting Persons, other than indirectly solely due to their status as officers and/or directors of CCUR, no Shares are beneficially owned by any of the persons identified in Schedule A. To the knowledge of the Reporting Persons, none of the persons identified in Schedule A, other than indirectly solely due to their status as officers and/or directors of CCUR, have entered into any transactions in the Shares since the filing of Amendment No. 15 to the Schedule 13D.

The filing of the Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her, or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 3, 2022, JDS1, CCUR, CIDM II, Mr. Singer, Mr. Oros, Ms. Lombard, Mr. Stecker, and Mr. Volshteyn terminated the Joint Filing and Solicitation Agreement (the “Termination of the Joint Filing and Solicitation Agreement”). A copy of the Termination of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On August 3, 2022, JDS1, CCUR, CIDM II, Mr. Singer, and Mr. Oros, as the remaining Reporting Persons, entered into a new Joint Filing Agreement (the “Joint Filing Agreement”), pursuant to which the remaining Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 14888D208

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

99.1	Termination of Joint Filing and Solicitation Agreement dated August 3, 2022.
99.2	Joint Filing Agreement dated August 3, 2022.

CUSIP NO. 14888D208

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: August 3, 2022

JDS1, LLC

By: /s/ Julian D. Singer

Name: Julian D. Singer

Title: Managing Member

CCUR HOLDINGS, INC.

By: /s/ Igor Volshteyn

Name: Igor Volshteyn

Title: CEO and President

CIDM II, LLC

By: /s/ Julian D. Singer

Name: Julian D. Singer

Title: Managing Member

/s/ David S. Oros

David S. Oros

/s/ Julian D. Singer

Julian D. Singer, individually and as attorney-in-fact for Shelly C. Lombard, Matthew Stecker, and Igor Volshteyn

CUSIP NO. 14888D208

SCHEDULE A

Directors and Executive Officers of CCUR Holdings, Inc.

The following table sets forth the name, present principal occupation or employment, and citizenship of each director and executive officer of CCUR Holdings, Inc. Except as indicated below, the business address of each person is c/o CCUR Holdings, Inc., 3800 N Lamar Boulevard, Suite 200, Austin, Texas 78756.

Name and Position	Principal Occupation	Citizenship
Igor Volshteyn Officer	Chief Executive Officer and President of CCUR Holdings, Inc.	USA
Matthew Gerritsen Officer	Secretary and General Counsel of CCUR Holdings, Inc.	USA
David J. Nicol Director	Advisor for technology-based businesses	USA
Steven G. Singer Director	Consultant for Remus Holdings Inc.	USA